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                                                           SEC FILE NUMBER
                                                               1-9982
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                                                            CUSIP NUMBER
                                                              073051104
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

      For Period Ended: September 30, 2003

      |X| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period Ended: _________________________________________

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  Read Instruction (on back page) Before Preparing Form?. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

      Bayou Steel Corporation
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Full Name of Registrant

      N/A
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Former Name if Applicable

      138 Highway 3217, P.O. Box 5000
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Address of Principal Executive Office (Street and Number)

      LaPlace, Louisiana 70069
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City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (e)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report transition report on
            Form 1O-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed) - (See Next
Page)

                  Persons who are to respond to the collection of information SEC 1344 (07-03) contained in this form are not required to respond unless the form displays a currently Valid OMB control number.

      On January 22, 2003, the Company and its subsidiaries Bayou Steel Corporation (Tennessee), and River Road Realty Corporation (collectively, the "Debtors") filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. The petition requesting an order for relief was filed in United States Bankruptcy Court, Northern District of Texas (the "Bankruptcy Court"), where the case is now pending before the Honorable Barbara J. Houser, Case No. 03-30816 BJH (the "Petition Date"). The Company intends to continue normal operations and does not currently foresee any interruption in the shipment of product to customers in the near term. The Company is managing its business subsequent to the Petition Date as debtor-in-possession subject to Bankruptcy Court approval and oversight. The attention of the Company's financial and accounting group to the various filings, including the filing of and the Court hearing on the Disclosure Statement and the Plan of Reorganization, required in the bankruptcy proceedings and to related liquidity issues, including the need to obtain exit financing, precluded the completion of the Form 10-K without unreasonable effort and expense.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Richard J. Gonzalez           985                     652-4900
             (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company reported a loss from operations of $30.4 million in fiscal 2003 compared to $21.5 million in the prior year. Four major factors account for the $8.9 million unfavorable change. First, in fiscal 2003, the cost to convert scrap metal, the raw material, into a finished product increased $2.8 million, primarily due to fuel prices. Second, reorganization expenses related to the bankruptcy in the amount of $5.2 million were incurred in fiscal 2003. No such expenses were incurred in fiscal 2002. Third, the Company recorded a non-cash asset impairment charge of $8.0 million in fiscal 2003, reducing the carrying value of its Tennessee Facility, compared to a similar charge of $6.6 million in fiscal 2002. Fourth, in fiscal 2003 the Company wrote down its stores inventory by $2.2 million. Partially offsetting these four factors was an $5.5 million improvement in metal margin ( the difference between the cost of yielded raw material steel scrap and the selling price of the finished product) and a special tax credit of $3.2 million recorded in fiscal 2002.

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                             Bayou Steel Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 29, 2003                             By /s/ Richard J. Gonzalez
                                                      -------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1 This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 03 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


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